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flyingarmadillo @flyingarman5 · 6h

BETTER SHAREHOLDERS: do not wait to vote!! How to vote? watch below $BETR


STEP 2 OF 4
Mark CONSENT.
In your own name: mark CONSENT on both proposals. Broker form: mark each director, rows 2a to 2e.
GREEN CONSENT CARD
1 Remove five directors
CONSENT
2 Repeal bylaw changes
CONSENT
Signature
Date
0:19

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You reposted
flyingarmadillo @flyingarman5 · 6h
What happened after Vishal Garg got kicked off the board? Timeline in video, vote GREEN $BETR
Better
Better Home & Finance Holding Co
BETR $10.22 +1.39%
CAMPAIGN
02 / 09
AUG 13
Garg calls on five directors to resign.
He says he has shareholder support to change the board.
AUG 13
AUG 21
AUG 27
AUG 28
0:49
Published by Vishal Garg, 1/0 Real Estate, LLC, 1/0 Holdco, LLC and The 718 4Ever Trust I.
Not a communication from Better Home & Finance Holding Company or its board of directors.
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